UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Par Petroleum Corporation

(Exact Name of Registrant as Specified in Its Charter)

Delaware	84-1060803
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

One Memorial Plaza
800 Gessner Road, Suite 875
Houston, Texas	77024
(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.    ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.    ☐

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Common Stock, par value $0.01 per share	NYSE MKT

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

Item 1.	Description of Registrant’s Securities to Be Registered.

This registration statement registers under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the common stock, par value $.01 per share (the “Common Stock”), of Par Petroleum Corporation, a Delaware corporation (the “Company”). The description that follows is qualified in its entirety by the full terms of the Common Stock set forth in the exhibits hereto, which are incorporated by reference into this Item 1.

Description of Common Stock

The following describes certain terms of the Common Stock as set forth in the Company’s Amended and Restated Certificate of Incorporation (as amended to date, the “Certificate”), the Company’s Amended and Restated Bylaws (as amended to date, the “Bylaws”), the Stockholders Agreement (as defined and described below), the Registration Rights Agreement (as defined and described below) and the Private Placement Registration Rights Agreement (as defined below).

Certificate of Incorporation and Bylaws

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of the Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Company’s Board of Directors (the “Board”) out of legally available funds.

Voting Rights

Each holder of the Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors.

Liquidation

In the event of a liquidation, dissolution or winding up, holders of the Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company’s debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Restrictions on Transfer

The Certificate contains restrictions on the transfer of certain of the Company’s securities by holders who are, or would become as a result of such transfer, a holder of at least 5% of the Common Stock within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”). Such restrictions were put in place in order to preserve the Company’s net operating loss carryovers, capital loss carryovers, general business credit carryovers, alternative minimum tax credit carryovers and foreign tax credit carryovers, as well as any “net unrealized built-in loss” within the meaning of Section 382 of the Code.

Rights and Preferences

Holders of the Common Stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to the Common Stock. The rights, preferences and privileges of the holders of the Common Stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that the Company may designate in the future.

Anti-Takeover Provisions

As noted above, because the Company’s stockholders do not have cumulative voting rights, stockholders holding a majority of the shares of Common Stock outstanding will be able to elect all of the Company’s directors. The Certificate and the Bylaws provide that only the chairman of the Board, the chief executive officer or any officer upon the written request of a majority of the Board, may call a special meeting of the stockholders.

The Certificate requires a 66 2/3% stockholder vote for the amendment or repeal of certain provisions of the Certificate relating to the makeup of the Board, voting requirements, liability of directors, indemnification of officers and directors, and the transfer restrictions noted above under “Restrictions on Transfer.” The Bylaws require a 66 2/3% stockholder vote for the amendment or repeal of certain provisions of the Bylaws. The combination of the lack of cumulative voting and the 66 2/3% stockholder voting requirements will make it more difficult for existing stockholders to replace the Board as well as for another party to obtain control of us by replacing the Board. Because the Board has the power to retain and discharge the Company’s officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for the Board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company.

These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of the Company. These provisions are intended to enhance the likelihood of continued stability in the composition of the Board and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. These provisions are designed to reduce the Company’s vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for the Company’s shares and, as a consequence, they also may inhibit fluctuations in the market price of the Company’s shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in the Company’s management.

In addition, the Company is subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or is an affiliate or associate of the corporation and within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Stockholders Agreement

The Company and certain of its stockholders (collectively, the “Stockholders”), including affiliates of Whitebox Advisors, LLC (“Whitebox”), Zell Credit Opportunities Fund, L.P. (“ZCOF”) and Waterstone Capital Management, L.P. (“Waterstone”), are parties to a stockholders agreement (as amended to date, the “Stockholders Agreement”) providing the Stockholders with the right, among other rights, to elect members of the Board and the boards of directors of the Company’s subsidiaries.

Pursuant to the Stockholders Agreement, each Stockholder agrees to vote all securities of the Company entitled to vote for members of the Board owned or controlled by such Stockholder such that the size of the Board is seven (7) directors, and to cause the election of the following persons to the Board:

(a) two (2) individuals designated by Whitebox during the two-year period ending August 31, 2014, and after such two-year period, Whitebox shall designate two (2) individuals so long as Whitebox or its affiliates hold at least ten percent (10%) of the outstanding shares of the Common Stock and one (1) individual so long as Whitebox or its affiliates hold at least five percent (5%) but less than ten percent (10%) of the outstanding shares of the Common Stock (collectively, the “Whitebox Designees”). In the event that Whitebox or its affiliates no longer hold at least five percent (5%) of the outstanding shares of the Common Stock, the Whitebox Designees shall be designated by holders of a majority of the outstanding shares of the Common Stock;

(b) two (2) individuals designated by ZCOF during the two-year period ending August 31, 2014, and after such two-year period, ZCOF shall designate two (2) individuals so long as ZCOF or its affiliates hold at least ten percent (10%) of the outstanding shares of the Common Stock and one (1) individual so long as ZCOF or its affiliates hold at least five percent (5%) but less than ten percent (10%) of the outstanding shares of the Common Stock (collectively, the “ZCOF Designees”). In the event that ZCOF or its affiliates no longer hold at least five percent (5%) of the outstanding shares of the Common Stock, the ZCOF Designees shall be designated by holders of a majority of the outstanding shares of the Common Stock;

(c) one (1) individual (the “Independent Designee”) designated jointly by Whitebox, ZCOF and Waterstone in the two-year period ending August 31, 2014, so long as Whitebox, ZCOF, Waterstone and/or their affiliates collectively hold at least twenty percent (20%) of the outstanding shares of Common Stock. In the event that Whitebox, ZCOF and Waterstone are no longer collectively holders of at least twenty percent (20%) of the outstanding shares of Common Stock during such two-year period, then the Independent Designee shall be designated by holders of a majority of the then outstanding shares of Common Stock. In addition, in the event that any of Whitebox, Waterstone or Whitebox (together with its affiliates) individually no longer holds at least five percent (5%) of the shares of Common Stock during such two-year period, then such person shall no longer be entitled to jointly designate the Independent Designee, which Independent Designee shall thereafter be designated by the remaining persons who are still entitled to appoint the Independent Designee. Following such two year period, there will no longer be an Independent Designee;

(d) two (2) individuals designated by the Board or a committee thereof in the two-year period ending August 31, 2014, and after such two-year period the Board or a committee thereof shall designate three (3) individuals (collectively, the “Board Designees”); and

(e) To the extent that any of clauses (a) through (c) above shall not be applicable, any member of the Board who would otherwise have been designated in accordance with the terms thereof (each, a “Designee”) shall instead be voted upon by all the stockholders of the Company entitled to vote thereon in accordance with the Certificate.

Under the Stockholders Agreement, each Stockholder will cause its Designees to vote to elect the following persons to the Board of Managers of Piceance Energy so long as the Company is a member of Piceance Energy: (i) one person designated by Whitebox, so long as Whitebox, or any one of its affiliates, is a holder of the Common Stock and (ii) one person designated by ZCOF, so long as ZCOF, or any one of its affiliates, is a holder of the Common Stock. In the event that either Whitebox or ZCOF is no longer entitled to elect managers to the Board, then such Piceance Energy Board of Managers position shall be elected by a majority of the Board.

Under the Stockholders Agreement, if (i) the Company issues additional shares of the Common Stock to any person who, as a result of such issuance, is a holder of five percent (5%) or more of the Common Stock or (ii) any transferee or assignee of shares of the Common Stock that, by itself or together with its affiliates, is or becomes a holder of five percent (5%) or more of the shares of the Common Stock, then as a condition to such issuance, transfer or assignment, such purchaser, transferee or assignee shall become a party to the Stockholders Agreement.

Under the Stockholders Agreement, prior to August 31, 2014, the Company may not consummate either (i) a merger, stock issuance, sale of all or substantially all assets, change of entity, or any similar transaction pursuant to which not all holders of securities of the Company entitled to vote for members of the Board are treated equally or (ii) a transaction with an affiliate, without prior approval from either (1) a majority of such securities not held by Whitebox, ZCOF and Waterstone or their affiliates (the “Required Majority”) or (2) the Independent Designee. If such transaction is approved by the Independent Designee without the approval of the Required Majority, the Company may not consummate any such transaction unless it also receives an opinion from an investment bank or other similar financial advisor that the contemplated transaction is fair, from a financial point of view, to the Company; provided, however, that such opinion shall only be required (i) for any transaction with a value in excess of $45 million or (ii) for any transaction with an affiliate with a value in excess of $7.5 million. Notwithstanding the foregoing, no such opinion shall be required for any capital contributions used solely to support the Company’s potential $60 million in additional capital contributions to Piceance Energy in accordance with the Amended and Restated Limited Liability Company Agreement of Piceance Energy (the “Piceance LLC Agreement”), if the timing of such capital contributions makes obtaining such opinion impractical. Certain other identified transactions are excluded from the above requirements.

Registration Rights Agreement

The Company and the Stockholders are parties a registration rights agreement (the “Registration Rights Agreement”) providing the Stockholders with certain registration rights.

Pursuant to the Registration Rights Agreement, among other things, at any time after the earlier of the consummation of a qualified public offering, any Stockholder or group of Stockholders that, together with its or their affiliates, holds more than fifteen percent (15%) of the Registrable Shares (as defined in the Registration Rights Agreement), will have the right to require the Company to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-1 or S-3, or any other appropriate form under the Securities Act of 1933, as amended, or the Exchange Act for a public offering of all or part of its Registrable Shares (each, a “Demand Registration”), by delivery of written notice to the Company (each, a “Demand Request”).

Within ninety (90) days after receiving the Demand Request, the Company shall file with the SEC the registration statement, on any form for which the Company then qualifies and which is available for the sale of the Registrable Shares in accordance with the intended methods of distribution thereof, with respect to the Demand Registration. The Company is required to use commercially reasonable efforts to cause the registration statement to be declared effective as soon as practicable after such filing. The Company will not be obligated (i) to effect a Demand Registration within ninety (90) days after the effective date of a previous Demand Registration, other than for a shelf registration, or (ii) to effect a Demand Registration unless the Demand Request is for a number of Registrable Shares with an expected market value that is equal to at least (x) $15 million as of the date of such Demand Request or is for one hundred percent of the demanding Stockholder’s Registrable Shares with respect to any Demand Registration made on Form S-1 or (y) $5 million as of the date of such Demand Request with respect to any Demand Registration made on Form S-3.

Upon receipt of any Demand Request, the Company is required to give written notice, within ten (10) days of such Demand Registration, to all other holders of Registrable Shares, who will have the right to elect to include in such Demand Registration such portion of their Registrable Shares as they may request, subject to certain exceptions.

In addition, subject to certain exceptions, if the Company proposes to register any class of its Common Stock for sale to the public, the Company is required, subject to certain conditions, to include all Registrable Shares with respect to which the Company has received written requests for inclusion.

The rights of a holder of Registrable Shares may be transferred, assigned or otherwise conveyed to any transferee or assignee of such Registrable Shares, subject to applicable state and federal securities laws and regulations, the Certificate and the Stockholders Agreement. The Company will be responsible for expenses relating to the registrations contemplated by the Registration Rights Agreement.

The registration rights granted in the Registration Rights Agreement are subject to customary indemnification and contribution provisions, as well as customary restrictions such as suspension periods and, if a registration is for an underwritten offering, limitations on the number of shares to be included in the underwritten offering imposed by the managing underwriter.

The Stockholders agreed to waive their piggy-back registration rights under the Registration Rights Agreement in connection with the registration statement filed with the SEC covering the resale of the shares of Common Stock issued in the sale of 143,884,892 shares of Common Stock in a private placement transaction on September 25, 2013 (the “Private Placement”).

Private Placement Registration Rights Agreement

In connection with the Private Placement, we entered into a registration rights agreement with the purchasers in the Private Placement (the “Private Placement Registration Rights Agreement”). Under the Private Placement Registration Rights Agreement, we agreed to file with the SEC within 60 days after the closing date of the sale of the shares and to use our commercially reasonable efforts to cause to become effective a registration statement relating to the shares. We also agreed to use our commercially reasonable efforts to keep the registration statement effective until the earliest to occur of (i) the disposition of all registrable securities, (ii) the availability under Rule 144 of the Securities Act for each holder of registrable securities to immediately freely resell such registrable securities without volume restrictions or (iii) the third anniversary of the effective date of the registration statement. A registration statement relating to the shares of common stock issued in the Private Placement was declared effective by the SEC on December 18, 2013.

The Private Placement Registration Rights Agreement also provides the right for a holder or group of holders of more than $50 million of registrable securities to demand that we conduct an underwritten public offering of the registrable securities. However, the demanding holders are limited to a total of three such underwritten offerings, with no more than one demand request for an underwritten offering made in any 365 day period. Additionally, the Private Placement Registration Rights Agreement contains customary indemnification rights and obligations for both us and the holders of registrable securities.

Item 2.	Exhibits.

Exhibit No.	Description

3.1	Amended and Restated Certificate of Incorporation of the Company. Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on September 7, 2012.

3.2	Certificate of Amendment to the Certificate of Incorporation of the Company dated effective September 25, 2013. Incorporated herein by reference to Exhibit 3.1 to the Company’s Form 8-K filed on September 27, 2013.

3.3	Certificate of Amendment to the Certificate of Incorporation of the Company dated effective January 23, 2014. Incorporated herein by reference to Exhibit 3.1 to the Company’s Form 8-K filed on January 23, 2014.

3.4	Amended and Restated Bylaws of the Company. Incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on September 7, 2012.

3.5	First Amendment to the Amended and Restated Bylaws of Par Petroleum Corporation dated June 12, 2014. Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on June 18, 2014.

4.1	Form of the Company’s Common Stock Certificate. Incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 10-K filed on March 31, 2014.

4.2.	Stockholders Agreement effective as of August 31, 2012, by and among the Company, Zell Credit Opportunities Master Fund, L.P., Waterstone Capital Management, L.P., Pandora Select Partners, LP, Iam Mini-Fund 14 Limited, Whitebox Multi-Strategy Partners, LP, Whitebox Credit Arbitrage Partners, LP, HFR RVA Combined Master Trust, Whitebox Concentrated Convertible Arbitrage Partners, LP and Whitebox Asymmetric Partners, LP. Incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on September 7, 2012.

4.3	First Amendment to the Stockholders Agreement dated June 12, 2014 by and among Par Petroleum Corporation, Zell Credit Opportunities Fund, L.P., ZCOF Par Petroleum Holdings, LLC, Waterstone Offshore ER Fund, Ltd., Prime Capital Master SPC, GOT WAT MAC Segregated Portfolio, Waterstone Market Neutral Master Fund, Ltd., Pandora Select Partners, LP, Whitebox Multi-Strategy Partners, LP, Whitebox Credit Arbitrage Partners, LP, Whitebox Concentrated Convertible Arbitrage Partners, LP, and Whitebox Asymmetric Partners, LP. Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on June 18, 2014.

4.4	Registration Rights Agreement effective as of August 31, 2012, by and among the Company, Zell Credit Opportunities Master Fund, L.P., Waterstone Capital Management, L.P., Pandora Select Partners, LP, Iam Mini-Fund 14 Limited, Whitebox Multi-Strategy Partners, LP, Whitebox Credit Arbitrage Partners, LP, HFR RVA Combined Master Trust, Whitebox Concentrated Convertible Arbitrage Partners, LP and Whitebox Asymmetric Partners, LP. Incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed on September 7, 2012.

4.5	Registration Rights Agreement dated as of September 25, 2013, by and among the Company and the Purchasers party thereto. Incorporated by reference to the Company’s Current Report on Form 8-K filed on September 27, 2013.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

PAR PETROLEUM CORPORATION

Date: July 16, 2014	By:	/s/ Brice Tarzwell
Brice Tarzwell
Senior Vice President, Chief Legal Officer and Secretary